EXHIBIT 11.    COMPUTATION OF EARNINGS PER SHARE

	Year Ended September 30,
	2002	2001
Net income	$79,971	$52,864
Weighted average number of shares outstanding	5,247,107	5,247,107

Net income per common shares	$0.02	$0.01

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